UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Guaranty Bancorp

(Name of Issuer)

Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

40075T 102

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

With a copy to:

William J. Ruh

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,345,963 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,345,963 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,345,963 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3% (1)

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)                                  See Item 5 hereto.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital IV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,345,963 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,345,963 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,345,963 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3% (1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)                                  See Item 5 hereto.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Eggemeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 828,620 (1)

	8.	Shared Voting Power 6,345,963 (1)

	9.	Sole Dispositive Power 628,620 (1)

	10.	Shared Dispositive Power 6,345,963 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,174,583 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (1)

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)                       See Item 5 hereto.

CUSIP No. 40075T 102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William J. Ruh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,740,573 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,740,573 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,740,573 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7% (1)

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)                                  See Item 5 hereto.

CUSIP No. 40075T 102

Item 1.                                 Security and Issuer

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed on December 17, 2007 (the “Schedule 13D”) with the Securities Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on February 13, 2008, Amendment No. 2 to the Schedule 13D filed with the SEC on December 15, 2008, Amendment No. 3 to the Schedule 13D filed with the SEC on May 19, 2009 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed with the SEC on May 21, 2009, Amendment No. 5 to the Schedule 13D filed with the SEC on August 14, 2009, Amendment No. 6 to the Schedule 13D filed with the SEC on August 6, 2010 and Amendment No. 7 to the Schedule 13D filed with the SEC on August 2, 2011 (“Amendment No. 7”) relating to the voting common stock, $0.001 par value per share (the “Voting Common Stock”) of Guaranty Bancorp (the “Issuer” or the “Company”), whose principal executive offices are located at 1331 Seventeenth Street, Suite 345, Denver, Colorado 80202. This Amendment is being filed to report the conversion of all outstanding shares of Series A Convertible Preferred Stock, $0.001 par value per share, of the Company (the “Series A Preferred Stock”) into Voting Common Stock and the Company’s non-voting common stock, $0.001 par value per share (the “Non-Voting Common Stock”) and the election of Fund IV (as defined below) to convert shares of Voting Common Stock into an equal number of shares of Non-Voting Common Stock, all as described in Item 6 below.

Item 2.                                 Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 2 of Amendment No. 7 with the following:

The Amendment is being jointly filed by the parties identified below.  All of the filers of this Amendment are collectively referred to as the “Reporting Persons”. The joint filing agreement of the Reporting Persons is filed as Exhibit 1 to Amendment No. 7.

(a) — (c)  The following are the Reporting Persons: Castle Creek Capital Partners IV, LP, a Delaware limited partnership (“Fund IV”) and a private equity fund focused on investing in community banks throughout the United States; Castle Creek Capital IV LLC, a Delaware limited liability company (“CCC IV”), whose principal business is to serve as the sole general partner of, and manage, Fund IV; John M. Eggemeyer, a California resident, a managing principal of Castle Creek Capital LLC (a merchant banking firm specializing in the financial services industry), and a managing principal of CCC IV (“Eggemeyer”); and William J. Ruh, a California resident, a managing principal of Castle Creek Capital LLC and a managing principal of CCC IV (“Ruh”). The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)               During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)                  Each of Eggemeyer and Ruh is a citizen of the United States of America.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

Since the date of the filing of Amendment No. 7, August 2, 2011, (i) Fund IV has received 1,500 shares of Series A Preferred Stock, of which 263 shares were issued pursuant to a payment-in-kind (“PIK”) dividend by the Company on August 15, 2011 and 1,237 shares were issued pursuant to a Special PIK Dividend (as defined below) by the Company on September 30, 2011 and (ii) the Lisa A. Ruh Trust has received 36 shares of the Series A Preferred Stock, of which 6 shares were issued pursuant to a PIK dividend by the Company on August 15, 2011 and 30 shares were issued pursuant to a Special PIK Dividend (as defined below) by the Company on September 30, 2011.

CUSIP No. 40075T 102

Item 4.                                 Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

Except as set forth in this Amendment and in connection with the Investment Agreement (defined and described in Amendment No. 3) and the Transaction Agreement (defined and described in Amendment No. 7), the Reporting Persons do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person evaluates on an ongoing basis the Issuer’s financial condition, business operations and prospects, market price of the Issuer’s Voting Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change his or its plan and intentions at any time, as he or it deems appropriate. In particular, each Reporting Person may consider the acquisition or disposition of shares of Voting Common Stock or other securities of the Issuer convertible into Voting Common Stock, which may be effected at any time and from time to time through market transactions, registered offerings, block trades, privately negotiate transactions or otherwise.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 5 of Amendment No. 7 with the following:

(a)   The percentages used in this Amendment are based upon 100,205,569 outstanding shares of Voting Common Stock as of September 30, 2011, as reported in the Company’s Current Report on Form 8-K, dated September 29, 2011.

John M. Eggemeyer

John M. Eggemeyer beneficially owns 7,174,583 shares of Voting Common Stock, or 7.2% of the outstanding Voting Common Stock. Mr. Eggemeyer’s sole beneficial ownership includes 476,120 shares of Voting Common Stock owned directly and 352,500 shares of Voting Common Stock for which he is sole trustee. Mr. Eggemeyer’s shared beneficial ownership includes 6,345,963 shares of Voting Common Stock beneficially owned by CCC IV, the sole general partner of Fund IV (i.e., Voting Common Stock owned by Fund IV may be regarded as being beneficially owned by CCC IV).  Mr. Eggemeyer is a managing principal of CCC IV. Accordingly, Voting Common Stock owned or deemed to be owned by CCC IV may be regarded as being beneficially owned by Mr. Eggemeyer.  Mr. Eggemeyer disclaims beneficial ownership of the Voting Common Stock beneficially owned or owned by CCC IV and Fund IV, respectively, except to the extent of his respective pecuniary interests therein.

William J. Ruh

William J. Ruh beneficially owns 6,740,573 shares of Voting Common Stock, or 6.7% of the outstanding Voting Common Stock. Mr. Ruh’s shared beneficial ownership includes 6,345,963 shares of Voting Common Stock beneficially owned by CCC IV, the sole general partner of Fund IV (i.e., Voting Common Stock owned by Fund IV may be regarded as being beneficially owned by CCC IV).  Mr. Ruh is a managing principal of CCC IV. Accordingly, Voting Common Stock owned or deemed to be owned by CCC IV may be regarded as being beneficially owned by Mr. Ruh.  Mr. Ruh disclaims beneficial ownership of the Voting Common Stock beneficially owned or owned by CCC IV or Fund IV, except to the extent of his pecuniary interests therein.  In addition, Mr. Ruh’s shared beneficial ownership includes 394,610 shares owned by the Lisa A. Ruh Trust, for which Lisa A. Ruh is the sole trustee.  Ms. Ruh is the spouse of Mr. Ruh.  Mr. Ruh disclaims beneficial ownership of the Voting Common Stock owned by the Lisa A. Ruh Trust, except to the extent of his pecuniary interest therein.

Castle Creek Capital IV LLC

CCC IV, as the sole general partner of Fund IV, beneficially owns 6,345,963 shares of Voting Common Stock, or 6.3% of the outstanding Voting Common Stock.  CCC IV disclaims beneficial ownership of the Voting Common Stock owned by Fund IV, except to the extent of its pecuniary interest therein.

Castle Creek Capital Partners IV, LP

Fund IV beneficially owns 6,345,963 shares of Voting Common Stock, or 6.3% of the outstanding Voting Common Stock.

CUSIP No. 40075T 102

(b) For each Reporting Person, the following table indicates the number of shares of Voting Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

John M. Eggemeyer (1)(2)	828,620	6,345,963	628,620	6,345,963

William J. Ruh (3)	0	6,740,573	0	6,740,573

Castle Creek Capital IV LLC (4)	6,345,963	0	6,345,963	0

Castle Creek Capital Partners IV, LP	6,345,963	0	6,345,963	0

(1) This table does not include 13,211 shares of Voting Common Stock deemed to be owned by Mr. Eggemeyer through the Issuer’s deferred compensation plan, over which Mr. Eggemeyer does not have any voting or investment power.

(2) Mr. Eggemeyer shares voting and dispositive power over the 6,345,963 shares beneficially owned by Fund IV with Mr. Ruh, as each is a managing principal of CCC IV, the sole general partner of Fund IV.  Mr. Eggemeyer disclaims beneficial ownership of the Voting Common Stock beneficially owned or owned by CCC IV and Fund IV, respectively, except to the extent of his respective pecuniary interests therein.

(3) Mr. Ruh shares voting and dispositive power over the 6,345,963 shares owned by Fund IV with Mr. Eggemeyer, as each is a managing principal of CCC IV, the sole general partner of Fund IV.  Mr. Ruh shares voting and dispositive power over the 394,610 shares owned by the Lisa A. Ruh Trust, for which Lisa A. Ruh is the sole trustee.  Ms. Ruh is the spouse of Mr. Ruh.  Mr. Ruh disclaims beneficial ownership of the Voting Common Stock owned or beneficially owned by the Lisa A. Ruh Trust, CCC IV and Fund IV, except to the extent of his respective pecuniary interests therein.

(4) CCC IV disclaims beneficial ownership of the Voting Common Stock owned by Fund IV, except to the extent of its pecuniary interest therein.

(c)  None of the Reporting Persons had any transactions in the Voting Common Stock (or securities convertible into Voting Common Stock) in the last 60 days, except as described in Item 6 below.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by adding to the end thereof the following:

CUSIP No. 40075T 102

On July 27, 2011, the Company entered into the Series A Convertible Preferred Stock Transaction Agreement, which was amended and restated as of August 9, 2011 (the ‘Transaction Agreement”) with Patriot Financial Partners, L.P. and Patriot Financial Partners Parallel, L.P., Relational Investors Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. and Fund IV (collectively, the “Investors”) in connection with the early conversion of the Series A Preferred Stock (the Series A Preferred Stock was previously not mandatorily convertible until August 11, 2014).  Pursuant to the Transaction Agreement, (i) the Company would issue a special PIK dividend in the aggregate amount of approximately 7,300 shares of Series A Preferred Stock to all holders of the Series A Preferred Stock (the “Special PIK Dividend”), with any fractional shares to be paid in cash, and (ii) immediately following payment of the Special PIK Dividend, all of the outstanding shares of Series A Preferred Stock would be mandatorily converted into shares of Voting Common Stock and, if necessary, non-voting common stock (“Non-Voting Common Stock”; collectively referred to as the “Common Stock”) at a conversion price of $1.50 per share (such transactions, collectively, the “Transaction”).  The Company held a special meeting of the stockholders of the Company on September 29, 2011, whereby the Transaction was approved by stockholders of the Company.

On September 30, 2011, the Company consummated the Transaction.  Pursuant to the Transaction Agreement and the Amended and Restated Certificate of Designations for the Series A Preferred Stock, the Company issued to the holders of Series A Preferred Stock an aggregate of 7,294 shares of Series A Preferred Stock as a Special PIK Dividend and, immediately thereafter, issued an aggregate of 49,416,505 shares of Voting Common Stock and 2,485,502 shares of Non-Voting Common Stock to the holders of Series A Preferred Stock in connection with the accelerated mandatory conversion of the Series A Preferred Stock at a conversion price of $1.50 per share. In particular, as part of the Special PIK Dividend, Fund IV received 1,237 shares of Series A Preferred Stock and immediately thereafter, its 13,194 shares of Series A Preferred Stock were converted into 6,310,498 shares of Voting Common Stock and 2,485,502 shares of Non-Voting Common Stock (and the Lisa A. Ruh Trust received 30 shares of Series A Preferred Stock as part of the Special PIK Dividend and immediately thereafter, its 324 shares of Series A Preferred Stock were converted into 216,000 shares of Voting Common Stock).  In addition, immediately following the consummation of the Transaction, Fund IV, as permitted by the Company’s Second Amended and Restated Certificate of Incorporation, elected with the prior approval of the Company to convert 2,609,498 shares of Voting Common Stock held by it into an equal number of shares of Non-Voting Common Stock, resulting in Fund IV owning an aggregate of 6,345,963 shares of Voting Common Stock and 5,095,000 shares of Non-Voting Common Stock.

In connection with the Transaction and pursuant to Section 7(a) of the Transaction Agreement, on September 30, 2011, the Company and the Investors also entered into Amendment No. 3 (“Amendment No. 3”) to the Investment Agreement, dated as of May 6, 2009, as amended (the “Investment Agreement”).  Amendment No. 3 clarifies that, with respect to the registration rights provided in Section 10 of the Investment Agreement, the term “Registrable Securities” (as defined in the Investment Agreement) includes all shares of Voting Common Stock issued pursuant to the Transaction (including shares of Voting Common Stock issuable upon conversion or exchange of shares of Non-Voting Common Stock issued pursuant to the Transaction).

The above descriptions of the Transaction Agreement, Amendment No. 3 and the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, Amendment No. 3 and the Investment Agreement.  A copy of the Investment Agreement, and the amendments thereto, are attached as Exhibits 2, 3, 4 and 5 hereto and are incorporated herein by reference.  A copy of the Transaction Agreement, which includes as an exhibit thereto a form of Amended and Restated Certificate of Designations for the Series A Convertible Preferred Stock, is attached as Exhibit 6 hereto and is incorporated herein by reference.

CUSIP No. 40075T 102

Item 7.                                 Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 1	Agreement of Joint Filing*

Exhibit 2	Investment Agreement**

Exhibit 3	Amendment No. 1 to Investment Agreement***

Exhibit 4	Amendment No. 2 to Investment Agreement****

Exhibit 5	Amendment No. 3 to Investment Agreement*****

Exhibit 6	Amended and Restated Series A Convertible Preferred Stock Transaction Agreement******

*	Previously filed.
**	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009 (Commission File No. 000-51556).
***	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009 (Commission Filed No. 000-51556).
****

Incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K for the year ended December 31, 2009 filed by Guaranty Bancorp with the SEC on February 12, 2010 (Commission File No. 000-51556).

*****	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on October 3, 2011 (Commission File No. 000-51556).
******	Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2011 (Commission Filed No. 000-51556).

CUSIP No. 40075T 102

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	October 3, 2011

/s/ John M. Eggemeyer
John M. Eggemeyer

/s/ William J. Ruh
William J. Ruh

CASTLE CREEK CAPITAL IV LLC

		By:	/s/ William J. Ruh
William J. Ruh
Managing Principal

CASTLE CREEK CAPITAL PARTNERS IV, LP

		By:	/s/ John M. Eggemeyer
John M. Eggemeyer
Managing Member